Simmons First Investments Group, Inc.

Notes to Financial Statements
December 31, 2015 and 2014

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Simmons First Investment Group, Inc. (the Company) (a wholly owned subsidiary of Simmons First National Bank (the Bank), which is a wholly owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

On August 31, 2014, the Corporation purchased Delta Trust & Banking Corporation, which included the broker dealer, Delta Trust Investments, Inc. (DTII). The 2015 audited financial statements represent 12 full months' financial results for the combined Companies. The financial results for 2014 are 12 full months for the Company and financial results for DTII for the period of September 1, 2014 through December 31 2014. As a result of the merger with DTII, the Company added several lines of products and now offers institutional and retail services. Institutional services include principal transactions, agency transactions and participation in syndicate and selling groups of various underwriting activities. The Institutional service revenue is derived primarily from the sale of fixed-income securities, *i.e.*, U.S. government securities, U.S. agency securities, municipal securities, corporate bonds and money market instruments to both institutional and individual customers. Retail services include a wide range of products, including exchange traded equities, equities traded over the counter, options, mutual funds, unit investment trusts, variable annuities, municipal bonds, OTC corporate bonds and certificates of deposit. The Company is also registered as an Investment Advisor in seven states and offers investment advisory services on a fee basis.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers and promptly transmits all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2015 and 2014, no amounts were required to be segregated pursuant to federal and other regulations.

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on a trade date basis. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are also recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Goodwill

Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. A qualitative assessment is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value is less than the carrying value, then goodwill is tested further for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets with finite lives are being amortized on the straight-line basis over twelve years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated lives of the improvements, whichever is shorter.

Simmons First Investments Group, Inc.

Notes to Financial Statements
December 31, 2015 and 2014

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealers.

Commissions

Customer's securities transactions are reported on a settlement date basis with related commission revenues and related expenses recorded on a trade date basis.

Underwriting

Underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons First National Bank, and its parent, Simmons First National Corporation, and other affiliated companies. Each member's tax is computed on a separate return basis.

During the years ended December 31, 2015 and 2014, the Company received $52,140 and $157,339 from an affiliate for income taxes. As of December 31, 2015 and 2014, the Company has a payable to the affiliate for income taxes of $33,187 and $38,568, respectively.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company files income tax returns in the U.S. federal jurisdiction and Arkansas and Tennessee state jurisdictions. The Company's income tax returns are open and subject to examinations from the 2013 tax year and forward.

Employee Benefit Plans

At December 31, 2015 and 2014, the Company participated in both a 401(k) retirement plan and a profit sharing plan of the Corporation, which are described more fully in *Note 10*.

Note 2:   Acquisition

On August 31, 2014, Simmons First National Corporation completed the acquisition of Delta Trust & Banking Corporation with its principal office located in Little Rock, Arkansas, including its wholly-owned bank subsidiary Delta Trust & Bank and its wholly-owned broker-dealer subsidiary, Delta Trust Investments Inc. (DTII). Simmons First National Corporation issued 1,629,424 shares of its common stock valued at approximately $65.0 million plus $2.4 million in cash in exchange for all outstanding shares of Delta Trust & Banking Corporation. Based on a business valuation by a third-party, the purchase price allocated to DTII was $4,800,000. The Company accounted for the acquisition under ASC Topic 805, *Business Combinations*, which required the purchase method of accounting, whereby all identifiable assets and liabilities are recorded at fair value. In December 2014, Simmons First Investment Group and DTII performed a reverse merger whereby Simmons First Investment Group was merged into DTII, and DTII was subsequently renamed Simmons First Investment Group.

A summary, at fair value, of the assets acquired and liabilities assumed in the Delta transaction, as of the acquisition date, is as follows:

Assets Acquired	Acquired	Fair Value Adjustments	Fair Value
Cash	$39,301	-	$39,301
Deposits with Clearing Broker	1,624,776	-	1,624,776
Accounts receivable	155,056	-	] 155,056
Fixed assets (net)	32,235	-	32,235
Other assets	70,802	-	70,802
Customer relationship Intangible	-	2,050,000	2,050,000
Total Assets Acquired	$1,922,171	$2,050,000	$3,972,171

Liabilities Assumed			
Accounts payable and accrued expenses	$138,178	-	$138,178
Income taxes payable	114,308	-	114,308
Deferred income taxes	-	804,113	804,113
Total Liabilities Assumed	$252,460	$804,113	$1,057,599

Equity

Net Assets Acquired	$2,914,572
Allocated Purchase Price	4,800,000
Goodwill	$1,885,428

The following is a description of the methods used to determine the fair values of significant assets and liabilities presented in the acquisition above.

Cash, deposits with clearing organizations, accounts receivable, other assets	The carrying amount of these assets is a reasonable estimate of fair value based on the short-term nature of the assets. The majority of accounts receivable are with the clearing organization.
Fixed Assets	The Company estimated that the book value of fixed assets approximated its fair value since the majority of the assets were furniture, fixtures and leasehold improvements.
Goodwill	The allocated purchase price as a result of the acquisition exceeded the fair value of the net assets acquired, resulting in goodwill of $1,885,428.
Customer relationship intangible	This intangible represents the fair value of the relationships that Delta Trust Investments had with its customers. The fair value of this intangible asset was estimated based on a discounted cash flow methodology.
Accounts payable, accrued expenses and income taxes payable	The carrying amount of these liabilities is a reasonable estimate of fair value based on the short term nature of these liabilities.
Deferred income taxes	Deferred taxes are based on 39.225% of the fair value adjustment related to the customer relationship intangible asset.

Simmons First Investments Group, Inc.

Notes to Financial Statements

December 31, 2015 and 2014

The Company's operating results for 2014 include the operating results of the acquired assets and assumed liabilities of DTII subsequent to the acquisition date.

The unaudited pro-forma combined financial information presents how the combined financial information of the Company and DTII might have appeared had the businesses actually been combined for all periods presented. The following schedule represents the unaudited pro-forma combined financial information as of the years ended December 31, 2014, assuming the acquisition was completed as of January 1, 2014.

	(Unaudited) Year Ended December 31, 2014
Total income	$ 4,450,078
Total operating expense	4,683,514
Income tax (benefit) expense	(80,116)
Net (loss) income	$ (153,319)

The unaudited pro-forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented and had the impact of possible revenue enhancements and expense efficiencies, among other factors, been considered, and accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during this period.

Note 3:   Securities Owned

The fair values of securities owned are as follows:

	2015	2014
U.S. government-sponsored enterprises (GSEs)	$ 1,989,000	$ 1,992,580
Money market funds	2,408,770	3,320,000
Total	$ 4,397,770	$ 5,312,580

Simmons First Investments Group, Inc.

Notes to Financial Statements
December 31, 2015 and 2014

Note 4:   Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2015	2014
Leasehold Improvements	$ 100,710	$ 87,551
Equipment	223,308	210,369
	324,018	297,920
Less accumulated depreciation	263,922	258,187
Net premises and equipment	$ 60,096	$ 39,733

Note 5:   Receivable From and Payable to Clearing Organizations

Amounts receivable and payable to clearing organizations at December 31, 2015 and 2014 consisted of $202,731 and $207,982, respectively, in fees and commissions receivable and $1,184 and $9,672, respectively, in fees and commissions payable. The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 6:   Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2015 and 2014 were:

	2015		2014	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer Relationship	$2,050,000	$213,833	$2,050,000	$43,000

Amortization expense for the years ended December 31, 2015 and 2014 was $170,833 and $43,000, respectively. Estimated amortization expense for each of the following five years is:

2016	$170,833
2017	170,833
2018	170,833
2019	170,833
2020	170,833

Note 7: Income Taxes

The income tax benefit includes the following components:

	2015	2014
Taxes currently payable	$198,279	$120,392
Deferred income taxes	(66,089)	23,856
Income tax benefit	$132,190	$144,248

A reconciliation of income tax benefit at the statutory rate to the Company's actual income tax expense is shown below:

	2015	2014
Computed at the statutory rate (35%)	$122,906	$137,435
Increase resulting from:		
Nondeductible meals and entertainment	(8,013)	(9,728)
State income taxes, net of U. S. federal income tax effects	17,297	16,541
Income tax benefit	$132,190	$144,248

The tax effects of temporary differences related to deferred taxes shown on the balance sheet were:

	2015	2014
Deferred tax assets		
Vacation accrual	$ 17,742	$ 16,931
Wages accrual	9,728	-
Other	342	20
	27,812	16,951
Deferred tax liabilities		
Depreciation	(11,163)	(2,012)
Prepaid expense	(27,555)	(24,924)
Customer relationship intangible	(720,236)	(787,246)
	(758,954)	(814,182)
Net deferred tax liability	$(731,142)	$(797,231)

Note 8: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 and 2014, the Company had:

	2015	2014
Net capital, as defined	$6,125,385	$5,989,008
Required net capital	$ 250,000	$ 250,000
Excess Net Capital	$5,875,385	$5,739,008
Ratio of aggregate indebtedness to net capital	0.0265 to 1	0.0468 to 1

Note 9: Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and share the cost of employment of certain associates who are also active officers of the Bank. The Company also records its share of expenses for services provided by the Bank from the Company's expense-sharing agreement entered into during the period ended December 31, 2015 and 2014. At December 31, 2015 and 2014, the Company had recognized corporate service expenses in the amount of $56,712 for both years. At December 31, 2014, the Company had a payable to the Bank in the amount of $27,345 and at December 31, 2015, the Company did not have any amount payable to the Bank. Net reimbursement from the Bank for services and personnel expenses in 2015 and 2014 amounted to $215,129 and $73,017 respectively.

The Company's cash held by the Bank was $266,961 and $100 at December 31, 2015 and 2014, respectively.

Note 10: Employee Benefit Plans

The Company participates in a corporate-wide 401(k) plan covering substantially all employees of the Corporation. The Company's contribution expense totaled $30,771 and $20,775 in 2015 and 2014, respectively.

The Company also participates in a corporate-wide profit sharing and employee stock ownership plan covering substantially all employees of the Corporation. The Corporation's contributions to the plan are discretionary and are determined annually by its board of directors. The Company's share of contributions to the plan for 2015 and 2014 was $43,428 and $33,804, respectively.

Simmons First Investments Group, Inc.

Notes to Financial Statements
December 31, 2015 and 2014

Note 11: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Transaction Revenue

In 2015 the Company did not generate more than 10% of total transaction revenue from any single customer. In 2014, the Company generated 11.53% of total transaction revenue from one customer and another 10.71% of total transaction revenue from another customer.

Note 12: Disclosures about Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Owned

Securities owned are the only material instruments valued on a recurring basis that are held by the Company at fair value. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Simmons First Investments Group, Inc.

Notes to Financial Statements
December 31, 2015 and 2014

The following table presents estimated fair values of the Company's financial instruments.

	Fair Value	Quote Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2015				
U.S. government-sponsored enterprises (GSEs)	$1,989,000	-	$1,989,000	-
Money market funds	$2,408,770	$2,408,770	-	-
December 31, 2014				
U.S. government-sponsored enterprises (GSEs)	$1,992,580	-	$1,992,580	-
Money market funds	$3,320,000	$3,320,000	-	-

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Money Market Funds

The carrying amount approximates fair value.

US Government Sponsored Enterprises (GSEs)

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Note 13: Leases

The Company has one operating lease for the office space located at 11700 Cantrell Road, Little Rock, AR 72223. This Lease will expire on January 30, 2022.

Simmons First Investments Group, Inc.

Notes to Financial Statements

December 31, 2015 and 2014

Future minimum lease payments under operating lease are:

	Operating Lease
2016	$ 247,091
2017	263,519
2018	270,106
2019	276,859
2020 and beyond	872,803
Total minimum lease payments	$1,940,378

Total rent expenses paid by the Company for 2015 and 2014 were $96,306 and $104,543, respectively. The lesser amount for 2015 was due to the Company moving its office location during 2015.

Note 14: Subsequent Events

Subsequent events have been evaluated through February 26, 2016, which is the date the financial statements were issued.